SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated January 29, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1378726	January 29, 2010



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Regulatory Story

SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:24 29-Jan-2010
Number	HUG1378726

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,122,866 ordinary shares of 5p each at 29 January 2010. The Company holds no such ordinary shares as treasury shares.

The above figure (448,122,866) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

HUG#1378726

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